LOXO ONCOLOGY, INC.

281 Tresser Boulevard

9th Floor

Stamford, CT 06901

November 14, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Dorrie Yale Erin Jaskot

Re:	Loxo Oncology, Inc. Registration Statement on Form S-3 Filed November 2, 2016 File No. 333-214392

Via EDGAR — Acceleration Request

Requested Date: November 16, 2016

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Loxo Oncology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statements on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•         should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LOXO ONCOLOGY, INC.

		By:	/s/ Jennifer Burstein
Jennifer Burstein
Vice President of Finance and
principal financial officer

cc:	Robert A. Freedman, Esq.
Julia Forbess, Esq.
Fenwick & West LLP